Exhibit 3 -- redacted KPMG letter + excel spreadsheet that was attached to original

Telephone 973 467 9650
Fax 973 467 7930
Internet www.us.kpmg.com

April 2, 2007

Confidential Treatment of Limited Portions
Requested by Audible, Inc., pursuant to Rule 83

Mr. Don Katz
Audible, Inc.
1 Washington Park
Newark, New Jersey 07102

Dear Mr. Katz:

In planning and performing our audit of the consolidated financial statements of Audible, Inc. and subsidiary (collectively referred to as the “Company” or “Audible”) as of December 31, 2006, and for the year then ended, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements.  In conjunction with our audit of the consolidated financial statements, we also performed an audit of internal control over financial reporting in accordance with PCAOB Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.

Pursuant to the standards of the Public Company Accounting Oversight Board (United States), we are required to communicate to management all control deficiencies, significant deficiencies, and material weaknesses in internal control over financial reporting, identified during the audit of internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  A deficiency in design exists when (a) a control necessary to meet the control objective is missing or (b) an existing control is not properly designed so that, even if the control operates as designed, the control objective is not always met.  A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or qualifications to perform the control effectively.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control.  In connection with our audit of internal control over financial reporting of Audible, we noted the following control deficiencies that we consider to be significant deficiencies in internal control:

Accounting for Retail Promotion Codes

The Company’s policies and procedures associated with retail promotion codes did not provide for a proper reconciliation of customer codes to certain vendor invoices and did not address the accounting for expiration of retail codes.  In addition, the review of the reconciliation relied upon to record the journal entry was not operating effectively, as an error from the third quarter reconciliation was not detected prior to the journal entry being recorded in the general ledger.

Accounting for Royalties

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Accounting for and Monitoring of Significant  Non – Routine Contracts

The Company’s policies and procedures did not provide for an adequate review of significant non-routine contracts to ensure proper accounting under U.S. GAAP.  Specifically, the Company did not properly account for rent holidays under the new operating lease agreement for the office space in Newark, NJ.  Additionally, while the Company did put in place a contract database in response to the material weakness on monitoring of contracts in the prior year, the review of the contract listing and sign-off of contract compliance and monitoring by responsible parties was not fully operational as of December 31, 2006.

Insufficient Accounting Personnel

While the Company did hire a new CFO near the end of fiscal 2006 in response to the material weakness noted during the prior year, the Company lacked sufficient accounting resources to address, communicate and remediate certain prior year material weaknesses and significant deficiencies on a timely basis. Further, the accounting personnel were not able to prevent new material weaknesses and significant deficiencies from occurring in fiscal 2006.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY AUDIBLE, INC., PURSUANT TO RULE 83

Accounting for Income Tax Provision

The Company’s policies and procedures did not provide for an adequate review of the SFAS 109 income tax provision, including the required disclosures.

Identification and Analysis of Withholding Tax

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Information Technology General Controls

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A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by the entity’s internal control.  In connection with our audit of the Company’s internal control over financial reporting, we noted the following control deficiencies that we consider to be material weaknesses:

Ineffective Execution of Non-Routine Contracts

The Company had inadequate policies and procedures to ensure that financial reporting risks associated with significant non-routine contracts were addressed at a sufficient level of detail so that financial and operating implications could be identified and appropriate actions could be taken to comply with the contracts on a timely basis. This deficiency resulted in the Company’s inability to determine revenue in accordance with the terms of a significant revenue contract.  As a result of this deficiency, there was more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY AUDIBLE, INC., PURSUANT TO RULE 83

Inadequate Financial Information and Communication

The Company did not have effective policies and procedures in place for finance personnel to adequately develop, validate and formally accept certain system-generated reports used in financial reporting. Such system-generated reports did not properly reflect certain customer concessions that were provided by customer service and other customer activities.  As a result of this deficiency, there were errors in consumer content revenue and deferred revenue in the Company’s 2006 consolidated financial statements and more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

Ineffective Review of Account Analyses

The Company did not have policies and procedures to ensure adequate review of all significant account analyses and spreadsheets used to record journal entries. As a result of this deficiency, there were errors in operating expenses, accrued expenses and additional paid-in capital in the Company’s 2006 consolidated financial statements, on an interim and annual basis.  Also as a result of this deficiency, there was more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

Inadequate Identification and Analysis of International Non-Income Tax Related Matters

The Company did not have adequate policies and procedures to identify and analyze the financial reporting implications associated with international non-income tax related matters.  This deficiency resulted in the Company’s inability to properly account for value-added tax liabilities in foreign jurisdictions.  As a result of this deficiency, there were errors in content revenue, current liabilities and accumulated deficit, which resulted in a material misstatement in the Company’s 2006 consolidated financial statements and more than a remote likelihood that a material misstatement of the Company’s annual or interim consolidated financial statements would not be prevented or detected.

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In connection with our audit of internal control over financial reporting of the Company, we have also identified control deficiencies which remained uncorrected as of December 31, 2006.  A listing and description of these deficiencies are attached to this letter.

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This communication is intended solely for the information and use of the board of directors, audit committee, management, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

cc: William H. Mitchell – CFO,  Audit Committee Members

II.	Deficiencies in Internal Control Over Financial Reporting

Audible, Inc.
12/31/06 Integrated Audit

Def #	Deficiency Type	Description of control	Description of deficiency	Significant account balance or disclosure	Relevant Assertion	Related Application	COSO Component	Exists at period-end	Likelihood of potential misstatement	Magnitude of potential misstatement (Inconsequential / more than incons.)	Significance of deficiency
2	Management's Assessment Process	None Identified
During the Walkthrough procedures, KPMG noted that management does not have a control in place whereby a reconciliation is performed by comparing the amounts per the Lehman Brothers Complimentary report (preliminary statement) versus the monthly official broker statement.  Based on our audit procedures on such reconciliations, no amount of error was noted.
				Short-Term Investments	CEAV	N/A	CA	Yes	More than Remote	Inconsequential - no errors noted during our audit testwork, compensating control in place	Deficiency
5	Transaction Level
N4-12  The Company has a list of all obligations and commitments (maintained by the Finance Department) in which the Company is financially committed.  All contracts are required to be submitted to the Company's legal department to ensure that they are properly reviewed and approved.

The Finance Department does not provide a schedule to the Legal Department of the obligations and commitments currently held by the Company.  Per discussion with Helene Godin, VP and General Counsel, the only review performed is of new and updated contracts.  Furthermore, the list is not maintained in a timely manner.  The last update for the list of commitments occurred on 3/2/06.
				Accrued Liabilities, Operating Expenses	CEAVOP	N/A	CA	Yes	More than Remote	Inconsequential	Deficiency
6	Transaction Level
N7-17 The Manager of Financial Reporting and Planning distributes a version of the 10Q/10K and accompanying footnotes to the Vice President and Controller and the CFO for a preliminary review.  As part of this review, the Vice President and Controller will tie all balances back to QuickBooks / NetSuite trial balance and will proof the 10Q/10K.

The control relating to the review of the 10-K is not operating effectively.  During the tie-out of the Form 10-K, KPMG noted several omissions and errors from the report.  The following were noted: 1) incorrect captions in the statement of stockholders' equity statement, 2) the rollforward of deferred revenue for annual membership plans was incorrect, 3) the rollforward of stock options did not include the break-out of forfeitures, 4) the schedule of cash commitments and obligations did not include a further break-out of year five from the then after total.
				All	P	N/A	CA	Yes	More than Remote	Inconsequential	Deficiency
9	Transaction Level	Rev. Everest.5 Cash received is reconciled from the FIN01 Report to the Everest Summary Report. This reconciliation is performed by the Manager of Financial Reporting and Planning.
During our walkthrough procedures, we noted that the control related to the reconciliation of cash from the Everest summary report to the FIN 01 was not designed appropriately.  The reconciliation selected for walkthrough procedures (September 2006) noted an un-reconciled amount greater than $20K.  This deficiency was remediated during Q4 2006, KPMG performed audit procedures on the Everest Revenue Summary as part of our year end procedures and noted such reconciliation was operating effectively.  Since this control has a high risk of failure as this was not tested in the prior year, three quarterly reconciliations need to be tested.  KPMG notes that there is not an adequate sample of reconciliations in order to perform and conclude.
				Everest Revenue	CEA	N/A	CA	Yes	Remote	Inconsequential	Deficiency
15	Management's Assessment Process	None Identified	During our audit procedures, KPMG noted that the Company does not have controls in place to properly review and reconcile transactions between the Company and Audible Germany.	A/R - Related Party, A/P - Related Party, Operating Expenses	CEA	N/A	CA	Yes	More than Remote	Inconsequential	Deficiency
16	Company Level
CE-5  In the first quarter of the year, the Company establishes a forecast for the full year.  The plan contains forecasts for revenues, cost of revenues and other operating expenses. The employees develop their annual goal and discussed with the development supervisor to ensure the goal is consistent with the company’s objectives and realistic.
			During control testwork, KPMG noted that a number of employees had not completed their goal setting forms for 2006.	N/A	N/A	N/A	IC	Yes	Remote	Inconsequential	Deficiency
20	Transaction Level	N5-2.2 The invoice is signed to indicate receipt of the asset after the item is compared to the packing slip, receiving document, and purchase order.
During our control testwork, it was noted that the control relating to the three way match was not designed appropriately.  When the invoice is paid, there is no review of the packing slip by finance to ensure that the item was received.
				Fixed Assets	CEA	N/A	CA	Yes	More than Remote	Inconsequential	Deficiency
21	Company Level	CE-21 The Company has a standard assessment form which is used to interview potential candidates. In addition, the Company engages background checks on newly hired employees.	Background checks are not being performed for every employee hired by Audible.	N/A	N/A	N/A	CE	Yes	Remote	Inconsequential	Deficiency
28	Transaction Level
N5-2.1  All purchases of website and server equipment, studio equipment, office computers, furniture, and leasehold improvements with a value greater than $1,000 must be reviewed and approved by the CFO or COO prior to purchase.  Purchases over $1,000, but are part of a particular project that, in aggregate, is over $1,000, will be capitalized.

KPMG notes that the Company has a non-GAAP policy in place to expense all items under the $1,000 threshold.  As the aggregate of the fixed assets which should have been capitalized is material, KPMG deems this control to not be designed appropriately.
				Fixed Assets, depreciation expense	CEA	N/A	CA	Yes	More than Remote	Inconsequential - total proposed audit adjustment was $21K which is deemed to be the maximum magnitude	Deficiency
43	Transaction Level
N7-24 This UK conversion analysis is prepared by the Manager of Financial Reporting and Planning by using excel spreadsheets and is reviewed and approved (evidenced by signature) by the Vice President and Controller.

During our audit procedures, we noted that the Company was treating all transactions and activities between the US and the UK as long term in nature, resulting in all FX losses/gains being recorded as a component of OCI.  However, based upon our review of the activities within the intercompany accounts, we noted that a number of transactions should be treated as short term.  This control was not operating effectively.
				Other Income/Loss, OCI	CEA	N/A	CA	Yes	More than Remote
Inconsequential - KPMG quantified the impact on the consolidated financial statements noting that such FX gains/losses that should have been recorded in the P&L was deemed to be immaterial (less than $20K).
Deficiency